Exhibit 99.6 Notice to ASX/LSE Rio Tinto notes TRQ update on Oyu Tolgoi 31 August 2020 Rio Tinto notes Turquoise Hill Resources’ (TRQ) publication of its ‘2020 Oyu Tolgoi Technical Report’ (2020 OTTR) in relation to the Oyu Tolgoi (OT) project in Mongolia. The 2020 OTTR has been prepared and published by TRQ in compliance with their Canadian listing obligations (National Instrument 43-101 – Standards of Disclosure for Mineral Projects) and provides an update on scientific and technical information related to OT. The obligation to publish the 2020 OTTR was triggered by TRQ’s disclosure on 2 July, 2020, of updated Mineral Resources and Ore Reserves for OT, reflecting the new mine design for Panel 0 of the underground development. All estimates are subject to potential changes once Rio Tinto completes the definitive estimate, which is still expected later in 2020. Rio Tinto continues to target first sustainable production from the OT underground project between October 2022 and June 2023 and development capital of $6.6 to $7.1 billion, based on the updated mine design of Panel 01. These estimates remain subject to any scheduling delays or increases in capital costs arising from the impacts of the COVID-19 pandemic. 1 The level of accuracy of these estimates is preliminary in nature and subject to a range of variables, in line with previous guidance. The confidence level of these estimates is at a level associated with a Pre-Feasibility Study, and further work is required between now and the second half of 2020 to refine the mine design options and study them to a level of confidence and accuracy associated with Feasibility Study quality estimates. Page 1 of 2

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